Clinical Trials of the Americas, Inc.
210 Walford Way
Cary, North Carolina 27519

February 6, 2008

U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F St, N.E.
Washington, D.C. 20549

Re:	Clinical Trials of the Americas, Inc.
File No. 333-148493

Dear Sir/Madam:

Request is hereby made for the acceleration of the effective date of our Registration Statement on Form SB-2, File No. 333-148493, to 12:00 P.M. on February 11, 2008 or as soon as practicable thereafter.

The Company acknowledges that:

▪                 should the Commission or the staff, acting pursuant to delegated authority, declares the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

▪                 the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

▪                 the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CLINICAL TRIALS OF THE AMERICAS, INC.

By:     /s/John Cline
           John Cline
           Chief Executive Officer and President, Principal Financial Officer, Chairman of the Board of Directors